SARA LEE CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

EXHIBIT 12.1

	Thirteen Weeks Ended
	October 2, 1999	September 26, 1998(1)
Fixed charges:
Interest expense	$54	$52
Interest portion of rental expense	18	15

Total fixed charges before capitalized interest	72	67
Capitalized interest	3	2

Total fixed charges	$75	$69

Earnings available for fixed charges:
Income before income taxes	$354	$476
Less undistributed income in minority-owned companies	(2)	(1)
Add minority interest in majority-owned subsidiaries	9	8
Add amortization of capitalized interest	6	6
Add fixed charges before capitalized interest	72	67

Total earnings available for fixed charges	$439	$556

Ratio of earnings to fixed charges	5.9	8.1

(1)
In the first quarter of fiscal 1999, the Corporation recorded a pretax gain of $137 million in connection with the sale of its international tobacco operations.

22